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852.3910.4863
EMAIL ADDRESS	TEL: (852) 3740-4700
JULIE.GAO@SKADDEN.COM	FAX: (852) 3740-4727
www.skadden.com
PARTNERS
CHRISTOPHER W. BETTS
WILL H. CAI ^
GEOFFREY CHAN *
EDWARD H.P. LAM ◆*
HAIPING LI *
CHI T. STEVE KWOK *
RORY MCALPINE ◆
CLIVE W. ROUGH ◆
JONATHAN B. STONE *
^ (ALSO ADMITTED IN CALIFORNIA)
◆ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)
REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)
December 6, 2017

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: iQIYI, Inc.

      Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, iQIYI, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

December 6, 2017

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2015 and 2016 and for each of the two years ended December 31, 2015 and 2016. The Company has omitted the unaudited financial information for the interim period of 2017, which the Company reasonably believes will not be required at the time when the registration statement on Form F-1 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations relate to the Fixing America’s Surface Transportation (FAST) Act dated August 17, 2017. Before or when the registration statement on Form F-1 containing the estimated offering size and price range is publicly filed, the Company will include in such registration statement the Company’s audited consolidated financial statements as of December 31, 2017 and for the year ended December 31, 2017.

*            *             *

Draft Registration Statement

Securities and Exchange Commission

December 6, 2017

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hoffman Cheong, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +8610-5815-2388 or via email at Hoffman.Cheong@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Robin Yanhong Li, Chairman of the Board of Directors, iQIYI, Inc.

Dr. Yu Gong, Chief Executive Officer, iQIYI, Inc.

Xiaodong Wang, Chief Financial Officer, iQIYI, Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hoffman Cheong, Partner, Ernst & Young Hua Ming LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP